[GUGGENHEIM INVESTMENTS LETTERHEAD]

September 18, 2015

VIA EDGAR

Ms. Lauren Hamilton
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust (File No. 811-21906)
Claymore Exchange-Traded Fund Trust 2 (File No. 811-21910)
Rydex Dynamic Funds (File No. 811-09525)
Rydex Series Funds (File No. 811-07584)
Rydex ETF Trust (File No. 811-21261)
(collectively, the “Trusts”)

Dear Ms. Hamilton:

Thank you for your telephonic comments concerning various filings with the Commission made by the Trusts. Below, we provide our responses to the Staff’s comments and describe any changes to be made to any filings in response to those comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the next such filing, except to the extent otherwise noted.
GENERAL COMMENTS:
Comment 1.    We note the following series of the Rydex Series Funds are marked in EDGAR as being active, but have not commenced operations. Please update their status on EDGAR accordingly:
International 2x Strategy Fund
Inverse International 2x Strategy Fund
Inverse Pacific 2x Strategy Fund
Latin America 2x Strategy Fund
Inverse Latin America 2x Strategy Fund
Inverse Europe 2x Strategy Fund
Response 1.    The above-noted Funds’ status has been updated accordingly on EDGAR.
Comment 2.    We note that the Guggenheim Managed Commodity Strategies Fund liquidated in 2014, but is still marked as “Active” on EDGAR. Please update that fund’s status accordingly.
Response 2.    The fund’s status is being updated on EDGAR.

GENERAL COMMENTS TO FINANCIAL STATEMENTS:
Comment 3.    In the Rydex Series Funds’ financial statements filed on Form N-CSR for the fiscal year ended March 31, 2015, the Guggenheim Long/Short Equity Fund uses the HFRX Equity Hedge Index as its benchmark. Please confirm whether this benchmark is an “appropriate broad-based securities market index” under Item 27(b)(7)(ii)(A) of Form N-1A.
Response 3.    We acknowledge the comment and will include an appropriate broad-based securities market index in addition to the HFRX Equity Hedge Index in future reports.
Comment 4.    In the financials for Claymore Exchange-Traded Fund Trust filed on Form N-CSR for the fiscal year ended May 31, 2014, we note that as of September 27, 2013, the Guggenheim BulletShares 2020 Corporate Bond ETF changed its benchmark index (for purposes of the disclosure regarding the growth in a $10,000 investment) from the Barclays U.S. 5-7 Year Corporate Bond Index to the Barclays U.S. Aggregate Bond Index, but no explanation for the change is provided. Pursuant to Instruction 7 to Item 27(b)(7)(ii) of Form N-1A, if a fund uses an index that is different from the one used for the immediately preceding fiscal year, the fund must explain the reason for the change.
Response 4.    We acknowledge the comment and will ensure that any financial statements reflecting subsequent changes of a benchmark index will include the explanation of the reasons for the change.
Comment 5.    Comment 4 also applies to the financial statements for Claymore Exchange-Traded Fund Trust 2 filed on Form N-CSR for the fiscal year ended May 31, 2014, with respect to the Guggenheim Timber ETF’s change of its benchmark from the Dow Jones Global Forestry and Paper Index to the MSCI World Index.
Response 5.     Response 4 applies to this comment as well.
Comment 6.    Item 27(b)(7)(iv) of Form N-1A requires exchange-traded funds (“ETFs”) to provide a table showing the number of days the market price of the ETF’s shares was greater and less than the ETF’s net asset value for the most recently completed five fiscal years (or life of the ETF, if shorter), but allows ETFs to omit this table from the annual report if the ETF’s website provides the premium/discount information required under Item 11(g) of Form N-1A. We note that some of the ETFs refer inconsistently to the website as the location for this premium/discount information; please ensure that the reports for all ETFs refer consistently to the website as the source for this information. In addition, please ensure that all ETF prospectuses contain the disclosure required under Item 11(g) of Form N-1A referring shareholders to the ETF website for the information regarding ETF premiums and discounts.
Response 6.    We acknowledge the comment and will ensure that all reports and prospectuses contain consistent disclosure relating to these items.
Comment 7.    In the financial statements filed by Claymore Exchange-Traded Fund Trust and Claymore Exchange-Traded Fund Trust 2 on Form N-CSR for the fiscal year ended May 31, 2014, the average annual total returns section of the management discussion of financial performance states that the figures for the 3-year, 5-year and since inception periods are annualized. Please confirm this use of annualized amounts is in compliance with Item 26(b)(1) of Form N-1A, which requires such total return figures to be calculated pursuant to Regulation S-X.
Response 7.    We confirm that the annualized amounts are calculated in compliance with Item 26(b)(1) of Form N-1A.

COMMENTS TO SCHEDULE OF INVESTMENTS:
Comment 8.    In the financial statements filed by Rydex Series Funds on Form N-CSR for the fiscal year ended December 31, 2014, the schedule of investments for the Guggenheim Managed Futures Strategy Fund states that 65% of the Fund’s assets are invested in Guggenheim Strategy Funds. Are shareholders of the Guggenheim Managed Futures Strategy Fund provided with the financial statements of the Guggenheim Strategy Funds?
Response 8.    Shareholders of the Guggenheim Managed Futures Strategy Fund are not provided with the Guggenheim Strategy Funds’ (aka “Cash Management Funds”) financial statements. However, the Trust’s annual report currently discloses that “[t]he Cash Management Funds’ annual report on Form N-CSR dated September 30, 2014 is available publicly or upon request. This information is also available from the EDGAR database on the SEC’s website at http://www.sec.gov.”
Comment 9.    In those same financial statements, the schedule of investments for the Guggenheim Multi-Hedge Strategies Fund lists an investment in a CDX EM-22 Index credit default swap. Please note that the index referenced in the credit default swap should be defined.
Response 9.    We acknowledge the comment and will include the definition of any such reference index in other credit default swaps listed in the schedule of investments for a Fund’s financial statements.
Comment 10.    In those same financial statements, the schedule of investments for the Guggenheim Multi-Hedge Strategies Fund lists investments in two separate index swaps based on “[c]ustomized basket[s] of [124 and 198, respectively] exchange-traded equity securities.” Please note that the SEC staff would expect such disclosures to include additional detail regarding the constituents of these baskets, per minutes of a recent AICPA investment company expert panel meeting.
Response 10.    We acknowledge the comment and will include additional detail regarding the constituents of customized baskets in future reports.
COMMENTS TO STATEMENTS OF ASSETS AND LIABILITIES:
Comment 11.     In the financial statements filed by Claymore Exchange-Traded Fund Trust 2 on Form N-CSR for the fiscal year ended May 31, 2014, the statement of assets and liabilities for the Guggenheim China Real Estate ETF lists a receivable of $74,535 due from the Adviser. Per Note 3 to the financial statements, any such receivables are to be settled on a quarterly basis. Please clarify why this receivable was so high and not settled as of the end of the fiscal year.
Response 11.    The receivable from the Adviser of $74,535 is the result of the ETF’s expense cap which provides for the Adviser to waive fees and/or pay expenses on behalf of the ETF. The Adviser settles the receivable by paying expenses on behalf of the ETF. When the Adviser pays an invoice on behalf of the ETF, the ETF records the following entry to settle the receivable:
Dr. Accrued Liability $xx
Cr. Receivable from Adviser $xx

The $74,535 reflects the amount of future invoices that the Adviser will be required to pay once the ETF receives such invoices. Please note that in subsequent reports we have changed the disclosure from “receivables are to be settled on a quarterly basis” to “receivables are settled on a periodic basis.”

Comment 12.    In the financial statements filed by Claymore Exchange-Traded Fund Trust 2 on Form N-CSR for the fiscal year ended May 31, 2014, the statement of assets and liabilities for the Guggenheim China Real Estate ETF lists accrued expenses of $81,525, constituting approximately 8% of the Fund’s total liabilities. In the financial statements filed by Claymore Exchange-Traded Fund Trust for the fiscal year ended August 31, 2014, the statement of assets and liabilities for the Guggenheim Mid-Cap Core ETF lists accrued expenses of $66,262, constituting approximately 59% of that Fund’s total liabilities. Please note that under Section 6-04 (10) of Regulation S-X, any other liabilities which are material should be stated separately.
Response 12.    We acknowledge the comment and will disclose material liabilities in future reports.
Comment 13.    In the financial statements filed by Rydex ETF Trust on Form N-CSR for the fiscal year ended October 31, 2014, the statement of assets and liabilities for the Guggenheim MSCI Emerging Markets Equal Weight ETF lists foreign currency at value. Please also disclose the cost of those assets.
Response 13.    We acknowledge the comment and will disclose the cost in future reports.
COMMENTS TO STATEMENTS OF OPERATIONS:
Comment 14.    In the financial statements filed by Rydex Dynamic Funds on Form N-CSR for the fiscal year ended March 31, 2015, the statement of operations for the Inverse NASDAQ-100® 2x Strategy Fund lists a line item of $23,350 for “miscellaneous expenses,” constituting more than 5% of that Fund’s total expenses. Also, please confirm whether any individual expenses included in the line item “general and administrative” expenses constitute more than 5% of that Fund’s total expenses. If so, please disclose those expenses separately, per Section 6-07(2)(b) of Regulation S-X.
Response 14.    The “Liabilities - Miscellaneous” line item in the Fund’s Statement of Assets and Liabilities represents several different expense items. Each individual expense item constitutes less than 5% of the Fund’s total expenses. We acknowledge the Staff’s comment and will continue to ensure any individual expenses constituting more than 5% of a Fund’s total expenses are disclosed separately per Section 6-07(2)(b).
COMMENTS TO NOTES TO FINANCIAL STATEMENTS:
Comment 15.    Please state in the notes whether each Fund is diversified or non-diversified, per the Audit Guide for Industry Best Practice.
Response 15.    We acknowledge the comment and will disclose the diversification status of each Fund in future reports.
Comment 16.    For each Fund which has an expense waiver arrangement, please disclose the terms under which the adviser may recoup any waived amounts.
Response 16.    We acknowledge the comment and note that no Funds’ expense waiver arrangements allow the Adviser to recoup any waived amounts.
Comment 17.    In the financial statements filed by Claymore Exchange-Traded Fund Trust 2 on Form N-CSR for the fiscal year ended May 31, 2014, Note 4 contains disclosure relating to transfers between valuation levels for the Guggenheim China Small Cap ETF and that there were no such transfers for the Guggenheim Canadian Energy Income ETF, Guggenheim International Multi-Asset Income ETF,

Guggenheim Shipping ETF, Guggenheim Frontier Markets ETF and Guggenheim Timber ETF. Please clarify why there was no disclosure regarding transfers between levels, or that no such transfers occurred, for the Guggenheim China Real Estate ETF.
Response 17.     Guggenheim China Real Estate was inadvertently omitted from the respective Note 4 referenced above. There were no transfers between valuation levels for Guggenheim China Real Estate ETF.
Comment 18.    In the financial statements filed by Rydex ETF Trust on Form N-CSR for the fiscal year ended October 31, 2014, the disclosures for the Guggenheim Russell Top 50 Mega Cap ETF, the Guggenheim Russell MidCap Equal Weight ETF and the various Guggenheim S&P 500 Equal Weight ETFs do not contain information relating to the Funds’ policy for the timing of recognizing transfers between valuation levels. Please disclose the amounts of any transfers between levels of fair valuation hierarchy, the reasons for such transfers and the policy for determining when transfers between levels are deemed to have occurred. Similar separate disclosures should be made for transfers into and out of levels of fair valuation. Please refer to ASC 820-10-50-2(c).
Response 18.    For the year ended October 31, 2014, there were no transfers between levels of the fair value hierarchy. When such transfers exist, we will disclose the amounts of such transfers, the reasons for those transfers, and the Funds’ transfer recognition policy in accordance with applicable guidance, including ASC 820-10-50-2(c).
Comment 19.    In the financial statements filed by Rydex ETF Trust on Form N-CSR for the fiscal year ended October 31, 2014, Note 5 “Portfolio Securities Loaned” states that each Fund receives cash collateral of at least 102% on securities loaned. According to the financial statements, the following Funds had less than 102% collateral: Guggenheim S&P 500® Pure Value ETF, Guggenheim S&P 500® Pure Growth ETF, Guggenheim S&P MidCap 400® Pure Value ETF, Guggenheim S&P MidCap 400® Pure Growth ETF, Guggenheim S&P SmallCap 600® Pure Value ETF and Guggenheim S&P SmallCap 600® Pure Growth ETF. Please explain the difference.
Response 19.    Subsequent to October 31, 2014, additional collateral was received. We will include a footnote to that effect in future filings.
Comment 20.    In the financial statements filed by Rydex Dynamic Funds on Form N-CSR for the fiscal year ended March 31, 2015, the four 2x inverse funds have short exposure of 200% but the four 2x leveraged funds have less than 200% long exposure. Please explain the difference.
Response 20.    The exposure percentages disclosed in note 7 (“Derivative Investment Holdings Categorized by Risk Exposure”) represent only the notional amount of derivative instruments outstanding as an approximate percentage of the Funds’ net assets on a daily basis. The percentages do not represent the value of any non-derivative positions held by the Funds. If non-derivative positions were included, the table would reflect 200% exposures for each of the Long Funds. To mitigate any shareholder confusion regarding this point, we will include explanatory disclosure in future reports.
Comment 21.    Please note that when a fund has more than one level of fair value categorization applying to a broad category of assets (e.g., equities or fixed income), the staff would expect that the level of detail in the table setting forth the level classifications in the fair valuation notes would be consistent with the detail included in the schedule of investments. Certain funds’ classifications, however, (such as the Biotechnology Fund, in the financial statements filed by Rydex Series Funds’ financial statements on Form N-CSR for the fiscal year ended March 31, 2015), appear to provide different levels of detail in those two sources. [Please refer to [AICPA] Audit Guide 7-80, which states that when multiple types of fair valuation measurement techniques are used to value individual assets or liabilities, or groups of assets or liabilities within an individual class of assets and liabilities, disaggregation below asset classes may be necessary in order to sufficiently address the objectives of Audit Guide 7-77.]
Response 21.    We acknowledge the comment and will endeavor to provide similar levels of detail in a Fund’s fair valuation notes and schedule of investments in future reports.
Comment 22.    Please note that certain Funds’ financial statements did not contain the disclosure required under Form N-1A Item 27(b)(6); please ensure that all Funds’ financials contain that disclosure.
Response 22.    We acknowledge the comment and will ensure that subsequent filings contain this disclosure.
COMMENTS TO OTHER FILINGS:
Comment 23.    In the N-PX filed by Claymore Exchange-Traded Fund Trust for the reporting period ended June 30, 2014, the Guggenheim BulletShares 2022 Corporate Bond ETF was not included even though that Fund commenced operations on June 27, 2013. Please explain why that Fund was omitted from the filing.
Response 23.    The filing for the ETF was omitted inadvertently; the N-PX for the reporting period ended June 30, 2014 will be filed shortly for the Guggenheim BulletShares 2022 Corporate Bond ETF.
Comment 24.    The N-SAR-B filings made by Claymore Exchange-Traded Fund and Claymore Exchange-Traded Fund Trust 2 on October 28, 2014 are missing the signature of the auditor. Please file an amendment containing the signature.
Response 24.    An amendment will be filed shortly.
Comment 25.    Please ensure that all N-Q filings contain the tax disclosure required under Section 12-12(8) of Regulation S-X.
Response 25.    We acknowledge the comment and will ensure that subsequent filings contain this disclosure.
Comment 26.    In the financial statements filed by Claymore Exchange-Traded Fund Trust 2 for the fiscal year ended May 31, 2014, the schedule of investments for the Guggenheim Shipping ETF disclose a notable amount of the Fund’s assets as being from issuers in Bermuda and the Marshall Islands, but the Fund’s prospectus does not contain risk disclosure specific to those two countries. Please consider whether such risk disclosure should be added.
Response 26.    We do not believe such risk disclosure is warranted, because while certain issuers may technically be domiciled in those countries, their operations are not located in those countries and thus they are not subject to the typical risks of an issuer’s home country.
Comment 28.    Please note that the summary prospectus for the Guggenheim Mid Cap Core ETF has a line item of 0.00% for “Acquired Fund Fees and Expenses” in the Fund’s fee table. Please note that,

per Item 3 of Form N-1A, a fund may omit that line item from the fee table if no such expenses were incurred.
Response 28.    We acknowledge the comment and will ensure that such line items will be omitted if no such expenses were incurred.

*  *  *  *  *  *  *  *
As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (785) 221-4644. Thank you.

Sincerely,
/s/ Amy Lee
Amy Lee
CC:    Jeremy Senderowicz, Dechert LLP
Laura Flores, Morgan Lewis & Bockius LLP
W. John McGuire, Morgan Lewis & Bockius LLP